[STRONG CAPITAL MANAGEMENT, INC. LETTERHEAD]





                               September 13, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Strong Equity Funds, Inc.- File No. 333-68932
         Request for Withdrawal of N-14
         CIK No. - 0000914231

Dear Sir or Madam:

On September 4, 2001, the Registrant inadvertently filed an amendment to its registration statement on Form N-14 ("Amendment") as a new Form N-14 (Accession
Number: 0000840519-01-500152), which resulted in a new file number (File No. 333-68932) being assigned to the Registrant. The Registrant had intended to file the Amendment pursuant to Rule 485(b) under the appropriate file number (File No. 333-60504). On September 11, 2001, the Registrant did re-file the Amendment pursuant to Rule 485(b) under File No. 333-60504.

The  Registrant  requests a withdrawal of the new Form N-14  (Accession  Number:
0000840519-01-500152) pursuant to Rule 477(a) under the Securities Act of 1933 and requests that File No. 333-68932 be unassigned to the Registrant.

If you have any questions, please call me at 414-359-3918.

                                   Sincerely,

                                   /s/ Kerry A. Jung
                                   Kerry A. Jung
                                   Associate Counsel